Exhibit 99.1

BioNTech Closes Acquisition of CureVac N.V. Including Subsequent Offering Period to Strengthen its Unique Position in the mRNA Field

•	BioNTech has completed its exchange offer to acquire CureVac

•	Acquisition complements BioNTech’s capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing

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In total, approximately 86.75% of CureVac shares were tendered; BioNTech expects to complete the compulsory acquisition of the remaining CureVac shares in January 2026 as part of the previously announced post-offer reorganization

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CureVac will continue to operate under its existing organizational processes, while BioNTech will conclude the strategic, operational, and scientific analyses required to define the future organizational and portfolio setup

MAINZ, Germany, December 18, 2025 – BioNTech SE (Nasdaq: BNTX, “BioNTech”, or “the Company”) today announced the closing of its acquisition of CureVac N.V. (Nasdaq: CVAC, “CureVac”) and that the subsequent offering period (the “Subsequent Offering Period”) of the exchange offer (the “Offer”) for all outstanding shares of CureVac expired today at 12:01 a.m. Eastern Time. With the successful acquisition, BioNTech intends to further complement its capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing. The acquisition builds on BioNTech’s proven track record and established position in the global mRNA industry and supports the execution of the Company’s oncology strategy which focuses on two pan-tumor programs, mRNA-based cancer immunotherapy candidates, and pumitamig (BNT327/BMS986545), a bispecific antibody candidate targeting PD-L1 and VEGF-A, which is being jointly developed with Bristol Myers Squibb Company (NYSE: BMY, “BMS”).

“I want to thank everyone who helped make this transaction a success. It deepens our mRNA technology platform and offers potential to expand the ways we can develop mRNA as a new therapeutic drug class,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “With an approved mRNA product and multiple late-stage programs spanning distinct mechanisms of action, we are advancing a new generation of medicines aimed at delivering meaningful benefits for patients.”

“With this acquisition, the pioneering efforts of two of Germany’s early mRNA firms are being brought together – a synergy of vision and technology. It is no coincidence that both originated in Germany, backed by dedicated long-term oriented family offices with an entrepreneurial spirit such as ATHOS KG and the dievini Hopp BioTech holding,” said Helmut Jeggle, Chairman of the BioNTech Supervisory Board. “This transaction has significant potential to contribute to the country’s innovation agenda to shape, not just follow, the next wave of innovation with global impact.”

Following the closing of the acquisition, Prof. Ugur Sahin, M.D., Sierk Poetting, Ph.D. and Ramón Zapata-Gomez will constitute the Management Board of CureVac SE as the former members of the CureVac SE Management Board voluntarily resigned from their positions. CureVac will maintain its existing organizational processes to ensure a seamless continuity of its business, while BioNTech will conclude the strategic, operational and scientific analyses required to define the future organizational and portfolio setup.

BioNTech was informed by Computershare Trust Company, N.A., the exchange agent for the Offer, that, as of the expiration time of the Subsequent Offering Period, a total of 195,341,219 CureVac shares, collectively representing approximately 86.75% of CureVac’s issued and outstanding shares, were validly tendered in the Offer. The Company expects to complete the compulsory acquisition of the remaining CureVac shares in January 2026 as part of the previously announced post-offer reorganization. CureVac shares will no longer be available for trading following the post-offer reorganization.

Further information on the Offer, including the post-offer reorganization, was previously laid out in BioNTech press releases issued on November 26, 2025 and December 3, 2025.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements.” Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the Offer and other transactions contemplated by the purchase agreement, dated June 12, 2025, by and between BioNTech and CureVac (the “Purchase Agreement”), the benefits sought to be achieved in the transactions, the potential and capacity of BioNTech following the transaction, and the potential effects of the transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the transactions on BioNTech’s business, including its relationships with employees, business partners or governmental entities; the outcome of any legal proceedings relating to the transactions; a diversion of management’s attention from ongoing business operations and opportunities as a result of the transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries and regions outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

BioNTech does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s Annual Report on Form 20-F for the year ended December 31, 2024, as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

CONTACTS

Investor Relations

Douglas Maffei, Ph.D.

Investors@BioNTech.de

Media Relations

Jasmina Alatovic

Media@BioNTech.de